UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 SEC FILE NUMBER 000-30757 NOTIFICATION OF LATE FILING CUSIP NUMBER 86769Y 10 5

Commission File Number 000-30757

(Check One) ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR
For Period Ended:	September 30, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

The notification relates to the Registrant’s financial statements required to be filed with the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008.

PART I — REGISTRANT INFORMATION

Sunrise Telecom Incorporated
Full Name of Registrant

N/A
Former Name if Applicable

302 Enzo Drive
Address of Principal Executive Office (Street and Number)

San Jose, California 95138
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Sunrise Telecom Incorporated (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, because it is in the process of preparing its periodic reports for the quarterly periods ended March 31, 2008 and thereafter. This delay is the result of the restatement of its financial statements for the fiscal years 2001 through 2005 which was completed on November 2, 2007. The Company intends to file this Form 10-Q as soon as practicable, but does not expect that it will be able to file this report on or before the fifteenth calendar day following the required filing date prescribed in Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Richard Kent	408	363-8000
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☐ Yes			☒ No

The Company has not yet filed its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2008 and June 30, 2008.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐Yes			☒No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SUNRISE TELECOM INCORPORATED
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 14, 2008	By	/s/ Richard D. Kent
Richard D. Kent
Chief Financial Officer